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Exhibit 12.1

Statement of Computation of Ratios

        Ratio of earnings to fixed charges is computed by dividing income before taxes and fixed charges by fixed charges. Fixed charges consist of interest charges, capitalized interest and amortization of debt issuance costs. The computation is as follows:

	Fiscal years ended October 31,					Nine months ended July 31, 2004
	1999	2000	2001	2002	2003
	(dollars in thousands, except per share data)
Income (loss) before income taxes	$60,987	$(14,856)	$45,622	$81,614	$65,823	$56,713
Add:
Interest expense	14,402	15,255	16,555	14,812	2,517	4,491
Debt issuance amortization	540	502	367	121	312	438
Capitalized interest	(1,611)	(1,941)	(1,666)	(1,879)	—	—
Earnings (loss) as defined	$74,318	$(1,040)	$60,878	$94,668	$68,652	$61,642
Interest expense	$14,402	$15,255	$16,555	$14,812	$2,517	$4,491
Debt issuance amortization	540	502	367	121	312	438
Capitalized interest	(1,611)	(1,941)	(1,666)	(1,879)	—	—
Fixed charges as defined	$13,331	$13,816	$15,256	$13,054	$2,829	$4,929
Ratio of earnings to fixed charges	5.6x	*	4.0x	7.3x	24.3x	12.5x

*
For the fiscal year ended October 31, 2000, fixed charges exceeded earnings by approximately $14.9 million.

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  Exhibit 12.1
Statement of Computation of Ratios